

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Via E-mail
Mr. Ewout Steenbergen
Executive Vice President and Chief Financial Officer
Voya Financial, Inc.
230 Park Avenue
New York, NY 10169

Re: Voya Financial, Inc.
Form 10-K for the Fiscal Year December 31, 2014
Filed February 27, 2015
File No. 001-35897

Dear Mr. Steenbergen:

We have reviewed your May 18, 2015 response to our comments issued on May 4, 2015 and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Fair Value Measurements (excluding Consolidated Investment Entities)
Valuation of Financial Assets and Liabilities at Fair Value
Fixed Maturities, page 287

1. Please refer to your proposed revised disclosure in response to the second bullet of our prior comment one:
    - In each case where you say that fair value is determined using third-party commercial pricing services, please tell us the type of market approach used and to the extent more than one type is used, indicate:
        - the extent to which each type is used;
        - what determines when each type is used; and
        - the inputs used for each type.
    - More fully describe to us your matrix and analytics-based pricing model.

2. Please refer to your response to the third bullet of our prior comment one:

- Confirm to us that you will also separately disclose "private" corporates (US and foreign) in your disclosures in Note 2 for all required disclosures under ASC 320-10-50.
- Include disclosure explaining what distinguishes "private" corporates from "public."

3. Please refer to your response to the fourth bullet of our prior comment one. Please provide us an analysis that compares and analyzes the risks and economics between your corporate fixed maturity securities rated A and above to those rated BBB and below to support why further disaggregation is not necessary here and in Note 2 under ASC 320-10-50-1B and ASC 820-10-50-2B. In this regard, we do not understand the basis for your conclusion that further disaggregation is not necessary because fair value methods and inputs do not vary.

Please contact Senior Staff Accountant Keira Nakada at (202) 551-3659 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant